Exhibit 99.1

IMMEDIATE	18 April 2005

Royal & SunAlliance IFRS presentation

Royal & SunAlliance is holding a conference call with analysts and investors at 2pm. The presentation will show restated 2004 results on an International Financial Reporting Standards (IFRS) basis, and follows a similar presentation made on 23 February, which outlined the expected high level impacts of implementation. Today’s announcements are in line with previous presentations.

The changes to the income statement include investment income calculated on an Available For Sale basis and changes in the accounting for claims equalisation, intangible assets and foreign exchange. The net impact of these changes is to increase the 2004 post tax result by £19m.

On the balance sheet, the impact on the Group’s net assets at 31 December 2004 is a reduction of £350m, primarily due to the recognition of the pension fund deficit. This is in line with guidance given with the year end presentation in March.

The implementation of IFRS is a technical accounting change and therefore does not affect the fundamentals of how the business is run. Key performance metrics will continue to include net written premium, combined operating ratio, operating result and profit after tax.

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Issued by Royal & Sun Alliance Insurance Group plc, 9th Floor, 1 Plantation Place, 30 Fenchurch Street London EC3M 3BD +44 (0)20 7111 7134

For further information:

Analysts	Press		Press

Helen Pickford	Phil Wilson-Brown		Oliver Strong

Tel: +44 (0) 20 7111 7212	Tel:	+44 (0) 20 7111 7047	Tel:	+44 (0) 20 7111 7327

Notes to Editors:

1.	The slides from the presentations are available from the Group’s website www.royalsunalliance.com one hour before the conference call. The session will also be broadcast as a live audiocast. An indexed version of the audiocast will be available from Tuesday 19 April.

2.	The results as stated under IFRS as at 31 December 2004 have not yet been audited and may be subject to change.

3.	Some IFRS standards have not yet been fully endorsed by the European Union. We have assumed that they will be endorsed in their current form.

Important disclaimer
This press release contains forward looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. The forward looking statements are based on management's current expectations or beliefs as well as a number of assumptions about future events, and are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward looking statements. The forward looking statements cover, among other matters, unaudited financial projections that may materially change, the anticipated impact of International Financial Reporting Standards that have not been fully endorsed by the European Union and future key performance metrics for the Company. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events of otherwise.

Issued by Royal & Sun Alliance Insurance Group plc, 9th Floor, 1 Plantation Place, 30 Fenchurch Street London EC3M 3BD +44 (0)20 7111 7134